Exhibit 99.1

Anglo-Canadian Uranium Corp.
(An Exploration Stage Company)

Financial Statements
January 31, 2008

(Unaudited - Prepared by Management)

Anglo-Canadian Uranium Corp
1150 – 355 Burrard Street
Vancouver, B.C.
V6C 2G8

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company’s independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

Yours truly,

“Len Harris”

Len Harris
President

Anglo-Canadian Uranium Corp.
Consolidated Balance Sheets
(Unaudited – Prepared by Management)
Expressed in Canadian Dollars

		January 31,	July 31,
		2008	2007
Assets		$	$
Current
Cash and cash equivalents		2,556,624	3,026,907
Cash reserved for flow-through expenditures	Note 3	152,583	1,043,156
Receivables		35,158	104,915
Prepaid expenses		-	11,901

		$2,744,365	$4,186,879

Property and equipment	Note 4	11,730	13,442
Mineral properties	Note 5	4,890,697	4,204,681
Deposits	Note 6	3,500	2,500

		$7,650,292	$8,407,502

Liabilities
Current
Accounts payable and accrued liabilities		25,245	285,465
Due to related parties	Note 8	-	10,514

		$25,245	$295,979

Shareholders' Equity
Share capital	Note 7	15,956,379	15,771,879
Contributed surplus	Note 7	1,228,526	987,142
Share subscriptions		-	(12,515)
Deficit		(9,559,858)	(8,634,983)

		7,625,047	8,111,523

		$7,650,292	$8,407,502

Nature and continuance of operations (Note 1)
Contingencies and commitments (Note 13 )
Subsequent events (Note 14 )

Approved on behalf of the Audit Committee	/s/ Leonard Harris		/s/ David Hudson
	Leonard Harris		David Hudson
	Director		Director

See accompanying notes to the consolidated financial statements.

Anglo-Canadian Uranium Corp.
Consolidated Statements of Operations and Deficit
Consolidated Statements of Comprehensive Loss
(Unaudited – Prepared by Management)
Expressed in Canadian Dollars

	Three months ended		Six months ended
	January 31,		January 31,
	2008	2007	2008	2007
	$	$	$	$
Expenses
Stock based compensation	89,801	183,514	241,384	346,271
Management fees	52,000	31,500	91,000	57,000
Investor relations, communications	18,495	9,365	63,374	21,551
Consulting	21,823	29,667	45,373	46,312
Office and general	12,731	15,566	31,388	28,411
Professional fees	13,270	76,784	26,844	113,697
Regulatory fees	13,087	26,689	21,529	58,088
Rent, net of recovery	19,415	7,819	20,444	4,446
Travel and promotion	(4,452)	30,365	12,475	50,182
Amortization	916	460	1,832	920
Interest and bank charges	351	308	886	607

Loss before the following	237,437	412,035	556,529	727,485

Write off deferred mineral property costs	402,104	3,172	402,104	3,172
Property evaluations	1,721	-	10,065	-

Foreign exchange loss (income)	(10,423)	-	(1,528)	-
Interest and other income	(17,947)	(22,236)	(42,296)	(35,293)

Net loss (income) for the period	612,892	392,971	924,875	695,364
Other comprehensive income	-	-	-	-
Comprehensive loss for the period	$612,892	$392,971	$924,875	$695,364

Deficit, beginning of the period	8,946,966	7,918,071	8,634,983	7,615,678

Deficit, end of the period	$9,559,858	$8,311,042	$9,559,858	$8,311,042

Loss per share - basic and diluted	$0.02	$0.01	$0.02	$0.02

Weighted average number of shares outstanding	39,529,439	34,144,030	39,079,439	31,493,018

See accompanying notes to the consolidated financial statements.

Anglo-Canadian Uranium Corp.
Consolidated Statements of Cash Flow
(Unaudited – Prepared by Management)
Expressed in Canadian Dollars

	Three months ended		Six months ended
	January 31,		January 31,
	2008	2007	2008	2007
Cash provided by (used for):	$	$	$	$
Operating Activities
Net (loss) income for the period	(612,892)	(392,971)	(924,875)	(695,364)
Items not involving cash:
Amortization	916	460	1,832	920
Stock based compensation	89,801	183,514	241,384	346,271
Write off deferred mineral property costs	402,104	3,172	402,104	3,172
	(120,070)	(205,825)	(279,554)	(345,001)
Change in non-cash working capital items:
Receivables	92,438	(16,302)	69,757	(21,234)
Prepaid expenses	11,901	-	11,901	801
Accounts payable and accrued liabilities	(5,740)	17,286	(15,739)	18,829
	(21,472)	(204,841)	(213,636)	(346,605)
Investing Activities
Expenditures on mineral properties, net	(236,804)	(619,686)	(1,148,101)	(991,130)
Expenditures on property and equipment	-	(2,718)	(120)	(9,523)
Deposits	(1,000)	-	(1,000)	-

	(237,804)	(622,404)	(1,149,221)	(1,000,653)

Financing Activities
Repayments to related parties	(10,514)	(116,500)	(10,514)	(108,000)
Share subscriptions	12,515	-	12,515	(12,625)
Net proceeds from issuance of shares	-	653,674	-	3,814,130
	2,001	537,174	2,001	3,693,505

Increase (decrease) in cash and cash equivalents	(257,275)	(290,071)	(1,360,857)	2,346,247
Cash and cash equivalents, beginning of the period	2,966,481	3,555,953	4,070,063	919,635

Cash and cash equivalents, end of the period	$2,709,207	$3,265,883	$2,709,207	$3,265,882

Cash and cash equivalents consists of the following:
Cash and cash equivalents	2,556,624	1,889,286	2,556,624	1,889,286
Cash reserved for flow-through expenditures	152,583	1,376,596	152,583	1,376,596

Cash and cash equivalents, end of the period	$2,709,207	$3,265,883	$2,709,207	$3,265,882

Supplemental cash flow information, Note 11

See accompanying notes to the consolidated financial statements.

Anglo-Canadian Uranium Corp.
Consolidated Statements of Mineral Properties
(Unaudited – Prepared by Management)
Expressed in Canadian Dollars

	Princeton	Stirrup	Big Mac	Skoonka	Lucky Boy	Zeus	Charles	Subtotal
				Creek				Canada
	$	$	$	$	$	$	$	$
Balance, July 31, 2006		231,444	92,500	170,231	154,449	117,940	5,000	771,564

Acquisition Costs:
Option payments	136,500			44,500				181,000
Assessments, renewal fees								-
	136,500	-	-	44,500	-	-	-	181,000
Exploration:								-
Drilling	391,024	57,530						448,554
Field expenses	327,310	3,825	54,176	1,936				387,247
Geological data			158,117	101,461		5,954		265,532
Geological consulting	183,935		9,325	7,081				200,341
Laboratory	28,968			798				29,766
Bond - reclassify		2,500						2,500
	931,237	63,855	221,618	111,276	-	5,954	-	1,333,940
Bond - reclassify		(2,500)						(2,500)
Additions in the period	1,067,737	61,355	221,618	155,776	-	5,954	-	1,512,440
Balance, July 31, 2007	1,067,737	292,799	314,118	326,007	154,449	123,894	5,000	2,284,004

Acquisition Costs:
Option payments	55,500			60,000				115,500
Assessments, renewal		18,796	9,850		469		15,160	44,275
	55,500	18,796	9,850	60,000	469	-	15,160	159,775
Exploration:
Field expenses	15,132	3,899	19,346	1,217				39,594
Camp costs		44,848						44,848
Drilling	9,180	158,140	40,000					207,320
Air support and fuel			6,678					6,678
Geological consulting	99,888	23,865	110,626	14,880				249,259
Geological data								-
Laboratory	1,625	12,467						14,092
	125,825	243,219	176,650	16,097	-	-	-	561,791
Write downs				(402,104)				(402,104)
Additions in the period, net	181,325	262,015	186,500	(326,007)	469	-	15,160	319,462

Balance, January 31, 2008	$1,249,062	$554,814	$500,618	-	$154,918	$123,894	$20,160	$2,603,466

Anglo-Canadian Uranium Corp.
Consolidated Statements of Mineral Properties, continued
(Unaudited – Prepared by Management)
Expressed in Canadian Dollars

	Eula	King	Holley	Joseph	Loquist	Spider	O8	Wild	Gunfighter	Gunslinger	Tomcat	Dragon	Subtotal
	Belle					Rock		Steer	Lonestar				USA
	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, July 31, 2006					220,565	150,500							371,065
Acquisition Costs:
Option payments	95,800	87,400	229,600	284,802		45,200	181,120	103,400	59,435	52,200	67,652	25,365	1,231,974
Assessments, renewal fees	10,200	10,200	119,983	24,294	2,513	24,293		14,093		10,200	10,200		225,976
	106,000	97,600	349,583	309,096	2,513	69,493	181,120	117,493	59,435	62,400	77,852	25,365	1,457,950
Exploration:
Field expenses		16,800											16,800
Geological data		40,485								28,175		5,865	74,525
Geological consulting												335	335
	-	57,285	-	-	-	-	-	-	-	28,175	-	6,200	91,660
Write downs													-
Additions in the period	106,000	154,885	349,583	309,096	2,513	69,493	181,120	117,493	59,435	90,575	77,852	31,565	1,549,610

Balance, July 31, 2007	106,000	154,885	349,583	309,096	223,078	219,993	181,120	117,493	59,435	90,575	77,852	31,565	1,920,675
Acquisition Costs:
Option payments	12,558	20,000						31,024			47,018		110,600
Assessments, renewal	91,038	32,558					30,403	20,000	59,558			9,998	243,555
	103,596	52,558	-	-	-	-	30,403	51,024	59,558	-	47,018	9,998	354,155
Exploration:
Field expenses	3,446			3,447									6,893
Geological consulting												2,878	2,878
Geological data	2,628												2,628
	6,074	-	-	3,447	-	-	-	-	-	-	-	2,878	12,399
Write downs													-
Additions in the period	109,670	52,558	-	3,447	-	-	30,403	51,024	59,558	-	47,018	12,876	366,554

Balance, January 31, 2008	$215,670	$207,443	$349,583	$312,543	$223,078	$219,993	$211,523	$168,517	$118,993	$90,575	$124,870	$44,441	$2,287,229

Anglo-Canadian Uranium Corp.
Consolidated Statements of Mineral Properties, continued
(Unaudited – Prepared by Management)
Expressed in Canadian Dollars

	Subtotal	Subtotal	other	Kert	Total
	Canada	USA		Quebec
	$	$	$	$	$

Balance, July 31, 2006	771,564	371,065	2		1,142,631

Acquisition Costs:
Option payments	181,000	1,231,974			1,412,974
Assessments, renewal fees	-	225,976			225,976
	181,000	1,457,950	-	-	1,638,950
Exploration:	-
Drilling	448,554	-			448,554
Field expenses	387,247	16,800			404,047
Geological data	265,532	74,525			340,057
Geological consulting	200,341	335		3,172	203,848
Laboratory	29,766	-			29,766
Bond - reclassify	2,500	-			2,500
	1,333,940	91,660	-	3,172	1,428,772
Bond - reclassify	(2,500)	-			(2,500)
Write downs	-	-		(3,172)	(3,172)

Additions in the period	1,512,440	1,549,610	-	-	3,062,050
Balance, July 31, 2007	2,284,004	1,920,675	2	-	4,204,681

Acquisition Costs:
Option payments	115,500	110,600			226,100
Assessments, renewal	44,275	243,555			287,830
	159,775	354,155	-	-	513,930
Exploration:
Field expenses	39,594	6,893			46,487
Camp costs	44,848	-			44,848
Drilling	207,320	-			207,320
Air support and fuel	6,678	-			6,678
Geological consulting	249,259	2,878			252,137
Geological data	-	2,628			2,628
Bond	-	-			-
Laboratory	14,092	-			14,092
	561,791	12,399	-	-	574,190
Write downs	(402,104)	-			(402,104)
Additions in the period, net	319,462	366,554	-	-	686,016

Balance, January 31, 2008	$2,603,466	$2,287,229	$2	-	$4,890,697

Anglo-Canadian Uranium Corp.
Notes to Consolidated Financial Statements
For the quarter ended January 31, 2008 Q2
(Unaudited – Prepared by Management)

1. Nature and Continuance of Operations

Anglo-Canadian Uranium Corp. (the Company) is an exploration stage company incorporated under the laws of British Columbia and its shares trade on the TSX Venture Exchange (“TSX.V”) under the symbol URA. The Company is focused on exploration of its resource properties in BC, Quebec and the USA.

These financial statements were prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether its mineral properties contain economically recoverable ore reserves. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves in its properties, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production from or the proceeds from the disposition of its mineral properties. Certain of the Company's assets are located outside of Canada and are subject to the risk of foreign investment and currency exchange fluctuations.

2. Basis of presentation and Significant Accounting Policies

The accompanying unaudited interim financial statements were prepared in accordance with Canadian GAAP using the same accounting principles as those disclosed in the Company’s audited consolidated financial statements for the year ended July 31, 2007, except as noted below. They do not include all of the information and disclosures required by GAAP in the preparation of annual financial statements and, accordingly, these interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, as follows:

  Anglo-Canadian Minerals, Corp, incorporated in Nevada, U.S.A. and;
  Anglo-Canadian Gold, incorporated in British Columbia.

All intercompany accounts and transactions were eliminated upon consolidation.

Certain of the prior years’ comparative figures have been reclassified to conform to the presentation adopted in the current period.

Financial Instruments and Comprehensive Income

Effective August 1, 2007, the Company prospectively adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) pertaining to financial instruments, which establish standards for the recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. These recommendations require that fair value be used to measure financial assets that are held for trading or available for sale, financial liabilities that are held for trading and all derivative financial instruments. Other financial assets, such as loans and receivables and investments that are held to maturity and other financial liabilities are measured at their carrying values.

Effective August 1, 2007, the Company prospectively adopted CICA recommendations regarding the reporting and disclosure of comprehensive income, Section 1530. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources and includes earnings of the Company, the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains and losses on changes in fair values of available for sale assets. Other comprehensive income refers to items recognized in comprehensive income but are excluded from net income calculated in accordance with GAAP.

Anglo-Canadian Uranium Corp.
Notes to Consolidated Financial Statements
For the quarter ended January 31, 2008 Q2
(Unaudited – Prepared by Management)

Effective August 1, 2007, the Company prospectively adopted CICA recommendations regarding the presentation of equity and changes in equity. These recommendations require separate presentation of the components of equity, including retained earnings (deficit), accumulated other comprehensive income, contributed surplus, share capital and reserves and the changes therein.

Income Taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax base of the assets and liabilities, and are measured using the tax rates expected to be in effect when these temporary differences are likely to reverse. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized, and a valuation allowance is applied against any future tax asset if it is more likely than not that the asset will not be realized.

Flow-Through Shares

Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company. The recording of these expenditures for accounting purposes gives rise to temporary accounting/tax base differences.

When flow-through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, are recognized as a recovery of income taxes in the statement of operations.

3. Cash Restricted for Flow-through Expenditures

In April 2007, the TSX.V approved the Company’s flow-through private placement financing to issue 310,000 common shares at $0.60 per share for gross proceeds of $186,000 (Note 7). Flow-through shares are shares for which the tax attributes are renounced to the investors and proceeds from the offering are required to be spent on eligible Canadian exploration (“CEE”). The balance remaining to be spent on CEE was $152,583, as at January 31, 2008. Restricted cash is maintained in a separate bank account on which charges relating specifically to CEE qualifying expenditures are drawn.

The future income tax liability associated with this financing is estimated to be $64,000 based on a tax rate of 34.21%, and it will be recognized when the Company files the renouncement documents with the tax authorities, consistent with EIC-146 CICA recommendations.

4. Property and Equipment

Property and equipment is carried at cost less accumulated amortization. Details are as follows:

		January 31, 2008			July 31, 2006
		Accumulated	Net Book		Accumulated	Net Book
Property and Equipment	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$
Vehicle	5,200	1,443	3,757	5,200	780	4,420
Furniture and fixtures	29,530	26,054	3,476	29,530	25,668	3,862
Computers and other	14,463	9,967	4,497	14,344	9,184	5,160

Total	$49,193	$37,464	$11,730	$49,074	$35,632	$13,442

Anglo-Canadian Uranium Corp.
Notes to Consolidated Financial Statements
For the quarter ended January 31, 2008 Q2
(Unaudited – Prepared by Management)

5. Mineral Properties

Total expenditures on mineral properties, by project, for the six months ended January 31, 2008 and the year ended July 31, 2007 were as follows:

	year		YTD
	31-Jul-07	31-Jul-07	31-Jan-08	31-Jan-08
Mineral Properties	additions	balance	additions	balance
	$	$	$	$
Canada
Princeton	1,067,737	1,067,737	181,325	1,249,062
Stirrup	61,355	292,799	262,015	554,814
Big Mac	221,618	314,118	186,500	500,618
Skoonka Creek	155,776	326,007	76,097	402,104
Lucky Boy	-	154,449	469	154,918
Zeus	5,954	123,894	-	123,894
Charles	-	5,000	15,160	20,160
Subtotal Canadian properties	1,512,440	2,284,004	721,566	3,005,570
USA
Holley	349,583	349,583	-	349,583
Joseph	309,096	309,096	3,447	312,543
Loquist	2,513	223,078	-	223,078
Spider Rock	69,493	219,993	-	219,993
Eula Belle	106,000	106,000	109,670	215,670
O8	181,120	181,120	30,403	211,523
King	154,885	154,885	52,558	207,443
Wild Steer	117,493	117,493	51,024	168,517
Tomcat	77,852	77,852	47,018	124,870
Gunfighter, Lonestar	59,435	59,435	59,558	118,993
Gunslinger	90,575	90,575	-	90,575
Dragon/Beaver	31,565	31,565	12,876	44,441
Subtotal USA properties	1,549,610	1,920,675	366,554	2,287,229
other	-	2	-	2
Kert, Quebec	3,172	-	-	-
write-offs	(3,172)	-	(402,104)	(402,104)

Total	$3,062,050	$4,204,681	$686,016	$4,890,697

Anglo-Canadian Uranium Corp.
Notes to Consolidated Financial Statements
For the quarter ended January 31, 2008 Q2
(Unaudited – Prepared by Management)

5. Mineral Properties, continued

Canadian Mineral Properties

Princeton, British Columbia

Effective September 20, 2006, the TSX.V approved three purchase agreements to acquire a 100% interest in 29 claims located in the Similkameen Mining Division in British Columbia, referred to as the Princeton property.

In consideration, the Company paid $15,000 and in September 2006, issued 150,000 common shares at $0.81 per share ($121,500). To earn its interest, the Company was required to pay an additional $15,000 on the second anniversary and to issue another 150,000 shares to the optionors.

However, the Company decided to drop certain claims held by one of the three optionors. Thus, in August 2007, the Company paid $10,000 to the remaining two optionors and issued 150,000 common shares at $0.37 per share ($55,500).

The claims are subject to a 2% Net Smelter Return royalty (“NSR”) which the Company has the right to purchase by paying $900,000 for each 1% NSR.

Stirrup, British Columbia

On March 19, 2004, the Company entered into an option agreement to acquire an 85% interest in 13 contiguous mineral claims situated in the Clinton area in south-central British Columbia. Initially, the Company paid $10,000 and issued 100,000 common shares at $0.20 per share to the optionors and on each of the next two anniversary dates, the Company paid $10,000 and issued 100,000 shares. As stipulated in the option agreement, the Company completed an exploration program on the property in the first year in excess of $100,000. The Company has now earned its 85% interest.

When and if the Company receives a positive feasibility study recommending placing the mineral claims into commercial production, the Company is obligated to issue 300,000 common shares to the optionors.

To maintain its interest, the Company will also be required to pay a 2% NSR, but has the option of purchasing 1% back for $500,000. The Company may, within one year of commercial production, purchase the optionors 15% interest with a payment of $3,000,000 for each 5% interest so acquired.

Big Mac, Quebec

On February 22, 2006, the Company received TSX.V acceptance for filing a purchase agreement whereby the Company acquired a 100% interest in 40 claims known as the Big Mac property located in the Otish basin area in the east-central region of Quebec. In consideration, the Company paid $7,500 upon closing and issued 200,000 common shares at a price of $0.425 ($85,000).

Anglo-Canadian Uranium Corp.
Notes to Consolidated Financial Statements
For the quarter ended January 31, 2008 Q2
(Unaudited – Prepared by Management)

5. Mineral Properties, continued

Skoonka Creek, British Columbia

Pursuant to an agreement made February 7, 2006, (“the Original Agreement”) the Company acquired an option to earn a 100% interest in 96 claims covering 1,942 hectares in the Skoonka Creek area of British Columbia. These are known as the Boothanie 1-2-3 claim and the B4, B5 and B6 claims.

The Original Agreement required staged payments in cash and common shares to be issued over a period of three years from TSX.V approval, which approval was received on February 20, 2006. The Company paid an initial $20,000 and issued 100,000 common shares at $0.63 per share ($63,000). This agreement was amended March 2, 2006 to include seven more claims adjoining the existing claims at Skoonka Creek near Lytton, BC. The claims were acquired for an additional $15,000 in cash (paid) and 100,000 treasury shares issued at $0.38 per share ($38,000), and become part of the option agreement.

The Original Agreement called for a payment of $20,000 and the issuance of 100,000 common shares on the first anniversary date, being February 20, 2007. However, the Original Agreement was amended on April 18, 2007 such that the Company was obligated to pay $10,000 (paid) to the optionors and issue 50,000 common shares. The shares were issued in April 2007 at a price of $0.69 per share ($34,500).

To earn its interest in the property, the Company was required to pay an additional $20,000 and issue 100,000 common shares by the second anniversary date. However, the Company decided to abandon this property and all costs were written off effective January 31, 2008 ($402,104).

Lucky Boy, British Columbia

On March 17, 2005, the Company entered into an option agreement to acquire an undivided 95% interest in the Lucky Boy mineral claims and Crown grants located in the Greenwood Mining District of south central British Columbia. The property is subject to a 2% NSR which may be purchased for $1,000,000 per percentage point. The 5% interest held by the optionors may be purchased for $1,000,000.

Upon execution of the agreement, the Company paid $10,000 and issued 100,000 common shares at $0.14 per share ($14,000).

To maintain its interest, the Company was required to meet exploration expenditure commitments, which it has met, as follows:

  Cumulative exploration on the claims in the amount of $80,000 by March 17, 2006 (completed);
  Cumulative exploration totalling $120,000 on or before March 17, 2008 (completed).

In 2007, the Company dropped the mineral claims but retained its interest in the Crown grants.

Zeus, British Columbia

On December 22, 2005, the Company received TSX.V approval for an agreement to acquire a 100% interest in the Zeus and Zeus #1 claims located in Lillooet, BC. The Company paid $15,000 and issued 350,000 common shares at a price of $0.28 ($98,000). The claims are subject to a 2% NSR which may be bought for $500,000 per 1% NSR.

Charles, Quebec

The Charles Property consists of 40 claims covering approximately 2,000 hectares in the Otish Mountains basin in Quebec. The Company acquired its 100% interest in the property through staking.

Anglo-Canadian Uranium Corp.
Notes to Consolidated Financial Statements
For the quarter ended January 31, 2008 Q2
(Unaudited – Prepared by Management)

5. Mineral Properties, continued

USA Mineral Properties

Holley Claims, New Mexico

Pursuant to an agreement made December 5, 2006, the Company acquired a 100% interest in 134 mineral claims located in La Jara Mesa in Cibola County, New Mexico. These claims, referred to as the Holley claims, cover approximately hectares (3,200 acres) near the San Mateo Mountains.

The Company paid an initial US $26,000 and after receiving TSX.V approval, on December 7, 2006, issued 200,000 common shares at $1.00 per share ($200,000).

The claims are subject to a 2% NSR royalty which the Company has the right to purchase in 1% increments at US $300,000 for each such increment.

Seven of the mineral claims were forfeited and 26 claims are secondary to a third party, such that the Company now has an interest in 108 mineral claims.

Joseph, Colorado

In August 2006, the TSX.V accepted for filling an option agreement, dated March 27, 2006 wherein the Company agreed to acquire a 100% interest in 106 claims in the Bull canyon region of Colorado, referred to as the Joseph property. The property is subject to a 2% NSR.

The Company paid US $65,000 and issued 300,000 common shares at a price of $0.55 ($165,000) on August 6, 2006.

An additional payment of US $50,000 was made and in February 2007, 100,000 shares were issued at a price of $0.47 ($47,000).

Locuist, Utah

On November 22, 2005, the Company received TSX.V approval of an option agreement (the “Option Agreement”) to acquire a 100% interest in 39 uranium, vanadium mineral claims on the East Canyon Wash property, referred to as the Locuist claims, which are located in San Juan County, Utah. The Option Agreement was made November 5, 2005 between the Company and Emerald Isle Investments, Ltd. (“Emerald Isle”), as optionor.

The Company paid US $35,000 and issued a total of 600,000 common shares at a price of $0.30 per share ($180,000) in November 2005.

Emerald Isle had acquired the Locuist claims pursuant to an option agreement made October 12, 2005, as amended September 26, 2006, which agreement allowed for the option of said claims to the Company.

Effective October 5, 2006, the Option Agreement was amended to reflect the actual number of claims as 20 and to eliminate the need for the Company to meet an exploration work commitment as defined.

The Company has earned an undivided 100% interest in the Locuist claims, subject to a 2% NSR which the Company may purchase in 1% increments at US $100,000 for each such increment.

Anglo-Canadian Uranium Corp.
Notes to Consolidated Financial Statements
For the quarter ended January 31, 2008 Q2
(Unaudited – Prepared by Management)

5. Mineral Properties, continued

Spider Rock, Colorado

The Spider Rock property has four uranium and vanadium mineral claims located in Dolores County and San Miguel County, Colorado.

In an assignment agreement (“Assignment Agreement”) dated March 31, 2006 between the Company and Emerald Isle Investments, Ltd. (“Emerald Isle”), the Company agreed to assume Emerald Isle's rights and obligations under an option agreement, (the “Underlying Agreement”), between Emerald Isle as optionee and H&H Stone Company, Inc., Fred Holley and Marty Holley (the “Holleys”) as optionors.

Pursuant to the Underlying Agreement, dated February 9, 2006, Emerald Isle agreed to acquire a 100% interest in the Spider Rock claims by paying US $25,000 and issuing 50,000 common shares in each of two years. The Underlying Agreement also granted a right of first refusal to the optionor to acquire an interest in the Joseph property, which consists of 106 mineral claims in Colorado at a price and terms to be mutually agreed upon.

Pursuant to the Assignment Agreement, the Company paid US $25,000 to Emerald Isle and issued 200,000 common shares at $0.49 per share ($98,000) in April 2006. A further 200,000 common shares were required to be issued on the first anniversary of the TSX.V acceptance date. However, effective October 31, 2006, the Assignment Agreement was amended such that the no further shares were required to be issued to Emerald Isle.

The Holleys, as optionors in the Underlying Agreement, consented to the assignment of the option to the Company in consideration for US $17,000 and 50,000 common shares, which were issued in April 2006 at $0.49 per share ($24,500).

In an agreement dated October 17, 2006, the Holleys consented to the amendment of the Assignment Agreement and agreed to lower the number of shares required to be issued to them pursuant to the Underlying Agreement from 50,000 to 40,000. The Company paid US $17,500 and on October 24, 2006, issued 40,000 common shares at $0.64 per share ($25,600) to the optionors.

The Company has earned a 100% interest in the Spider Rock claims and has no further obligations to Emerald Isle or the Holleys.

Eula Belle, Colorado

Effective October 3, 2006, the Company entered into an option agreement to acquire an undivided 100% interest in 53 uranium and vanadium mineral claims in Montrose County, Colorado, known as the Eula Belle project. The optionors are entitled to a 2% NSR which the Company may purchase in 1% increments at US $250,000 for each such increment.

The Company paid an initial US $20,000 and issued 100,000 common shares at $0.65 per share ($65,000) after receiving TSX.V approval October 20, 2006. In October 2007, the Company paid a further US $20,000 and issued 100,000 common shares at $0.33 per share ($33,000).

O8, New Mexico

In August 2006, the Company received TSX.V approval of the purchase of a 100% interest in 95 uranium mineral claims situated in McKinley County New Mexico, referred to as the O8 property. In consideration, the Company paid US $26,000 and issued 200,000 common shares at a price of $0.76 per share ($152,000). The claims are subject to a 2% NSR and the Company has the right, at any time, to purchase the NSR by paying $300,000 for each 1% interest.

Anglo-Canadian Uranium Corp.
Notes to Consolidated Financial Statements
For the quarter ended January 31, 2008 Q2
(Unaudited – Prepared by Management)

5. Mineral Properties, continued

King, Colorado

Pursuant to an option agreement made October 4, 2006, the Company agreed to acquire 250 claims which were to be staked by the optionors. The King project is contiguous to Eula Belle in Montrose, Colorado. This agreement and the Eula Belle agreement were made with the same optionors.

The Company paid an initial US $20,000 and issued 100,000 common shares at $0.65 per share ($65,000) after receiving TSX.V approval October 20, 2006. On the anniversary date, the Company paid a further US $20,000 and issued 100,000 common shares at $0.33 per share ($33,000) on October 11, 2007.

The optionors are entitled to a 2% NSR which the Company may purchase in 1% increments at US $250,000 for each such increment.

Wild Steer, Colorado

Pursuant to an option agreement made September 22, 2006, the Company agreed to acquire a 100% interest in 31 uranium claims located in Wild Steer Canyon, Paradox Mining District, Montrose County, Colorado. The Company’s interest in the claims shall, upon commencement of commercial production, be subject to a NSR in the amount of 2% which the Company has the right to purchase in 1% increments at US $200,000 for each such increment.

The Company paid an initial US $20,000 and after receiving TSX.V approval, issued 100,000 common shares at $0.59 per share ($59,000) on November 1, 2006.

In September 2007, the Company paid a further US $20,000 to the optionors and issued 100,000 common shares at $0.31 per share ($31,000.

To earn its interest, the Company is required to pay US $40,000 on the second anniversary (September 2008) and may elect to either pay US $200,000 or issue 200,000 common shares at that time.

Tomcat, Colorado

Effective November 10, 2006, (the “Approval Date”), the TSX.V accepted for filing an option agreement between the Company and optionors of 81 mineral claims known as the Tomcat claims, located in San Miguel County, Colorado.

To acquire a 100% interest in the Tomcat claims, the Company is required to make staged payments totalling US $60,000 and issue 300,000 common shares over a two year period as follows:

  within five days of the Approval Date - US $15,000 (paid) and 60,000 common shares (issued at $0.84 per share or $50,400 in total on November 14, 2006);

  within one year from the Approval Date - US $15,000 (paid) and 100,000 common shares (issued at $0.32 per share on November 6, 2007);

  within two years of the Approval Date - US $30,000 and at the election of the Company either US $140,000 or 140,000 common shares.

The option is subject to a 2% NSR which the Company has the right to purchase in 1% increments at US $200,000 for each such increment.

Anglo-Canadian Uranium Corp.
Notes to Consolidated Financial Statements
For the quarter ended January 31, 2008 Q2
(Unaudited – Prepared by Management)

5. Mineral Properties, continued

Gunfighter & Lonestar, Colorado

Pursuant to a lease agreement, the Company acquired 110 uranium claims located in Mesa County, Colorado. The property is subject to a 5% gross royalty. In consideration, the Company paid US $55,000 in April 2007.

To maintain its interest, the Company is required to meet exploration expenditure commitments of US $25,000 for the first three years from the date of lease and to pay US $20,000 advance royalties starting in the fifth year of the agreement.

The Company’s development partner has agreed to put half of the monies generated through production royalties into exploration of the property for up to ten years.

Gunslinger, Colorado

In an agreement made December 7, 2006, the Company acquired 43 uranium/vanadium claims located on Outlaw Mesa in Mesa County, Colorado. In consideration, the Company paid US $20,000 plus approximately US $7,000 in Bureau of Land Management fees. After receiving TSX.V approval, the Company issued 60,000 common shares at $0.87 ($52,200) on December 19, 2006.

The claims are subject to a 2% NSR royalty which the Company has the right to purchase in 1% increments at US $300,000 for each such increment.

Dragon, Utah

Pursuant to an agreement made July 18, 2006 as amended December 11, 2006, the Company acquired a 100% interest in 30 mineral claims (the Dragon Property) located in the Newton Mining District, County of Beaver, south western Utah. This staking agreement includes a one mile area of interest surrounding the claims.

In consideration, the Company paid US $10,300 on December 19, 2006 and after receiving TSX.V approval, issued 26,000 common shares at $0.52 per share ($13,520) on June 22, 2007.

The option is subject to a 2% NSR which the Company has the right to purchase in 1% increments at US $300,000 for each such increment.

6. Deposits

The Company has posted security deposits with the BC Government to cover potential future reclamation costs. A security deposit in the amount of $2,500 is held for the Stirrup property and $1,000 for another BC property. These deposits earn interest at a nominal rate.

Anglo-Canadian Uranium Corp.
Notes to Consolidated Financial Statements
For the quarter ended January 31, 2008 Q2
(Unaudited – Prepared by Management)

7. Share Capital

a) Authorized

The Company has an unlimited number of common shares without par value authorized for issuance.

b) Issued and Outstanding

	Number	Total	Contributed
	of shares	Value	Surplus
	#	$	$
Balance, July 31, 2006	23,245,347	$9,272,283	$297,506
Issued for cash:
Private placements	9,716,998	4,876,199	-
Exercise of share purchase warrants	3,715,529	1,302,608	-
Exercise of stock options	838,500	125,025	-
Subtotal, shares issued for cash	14,271,027	6,303,832	-
Shares issued for mineral properties	1,486,000	1,075,720	-
Shares returned to treasury	(17,500)	(7,000)	-
Tax benefits renounced to flow-through share subscribers	-	(505,000)	-
Fair value of shares, upon exercise of options	-	91,036	(91,036)
Fair value of options vested: stock based compensation	-	-	780,672
subtotal, before share issue costs	15,739,527	6,958,588	689,636
Share issue cash costs (agents' fees)	-	(458,992)	-
Transactions in the year	15,739,527	6,499,596	689,636

Balance, July 31, 2007	38,984,874	$15,771,879	$987,142

Shares issued for mineral properties	550,000	184,500	-
Fair value of options vested: stock based compensation	-	-	241,384

Balance, January 31, 2008	39,534,874	$15,956,379	$1,228,526

c) Private Placements

There were no private placements in the six months ended January 31, 2007.

Fiscal year-ended July 31, 2007

In August 2006, the Company completed a brokered private placement of 4,999,998 units at $0.45 per unit for gross proceeds of $2,249,999. Of these units, 2,999,998 were flow-through (“FT”) and the gross proceeds received were $1,349,999 and 2,000,000 were non-flow through (“NFT”) units for which the gross proceeds received were $900,000.

Each FT unit consisted of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase an additional common share at a price of $0.55 until expiry on August 29, 2008.

Anglo-Canadian Uranium Corp.
Notes to Consolidated Financial Statements
For the quarter ended January 31, 2008 Q2
(Unaudited – Prepared by Management)

7. Share Capital, continued

Each NFT unit consisted of one common share and one share purchase warrant, with each whole warrant entitling the holder to purchase an additional common share at a price of $0.55 until expiry on September 13, 2008.

Commissions to the agents (based on 8% of the value of the units subscribed by clients) of $202,500 were paid, which amount was recorded as share issue cash costs resulting in net proceeds of $2,047,499. In addition, warrants to exercise 400,000 shares at $0.55 per share for a two-year period were granted to the agents involved. The warrants granted to the agents represented 10% of the units subscribed by their clients.

In September – October 2006, the Company completed a brokered private placement for 1,700,000 units at $0.48 per unit, realizing gross proceeds of $816,000 in two tranches as follows:

  In September 2006, Tranche 1, the Company issued 800,000 units for proceeds of $384,000 of which 200,000 units were flow-through and 600,000 were non-flow-through. Each flow-through unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. Each non-flow-through unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. A finder’s fee of $30,720 was paid in cash to the agents based on 8% of the value of units subscribed by clients, and 80,000 compensation share purchase warrants were issued. Each whole warrant is exercisable at $0.60 for a two-year period.

  In October 2006, Tranche 2, the Company issued 900,000 units for proceeds of $432,000 of which 59,800 units were flow-through and 840,200 were non-flow-through. Each flow-through unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. Each non-flow-through unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. A finder’s fee of $17,268 was paid in cash to the agents based on 8% of the value of units subscribed by clients.

In April 2007, the Company completed a brokered private placement for 3,017,000 units at $0.60 for proceeds of $1,810,200. This was completed in two tranches. A total of 992,000 units were issued twice in error: subsequently, the duplicated shares were cancelled.

Of the 3,017,000 units, 2,707,000 were NFT units consisting of one common share and one full warrant with an exercise price of $0.75 for a period of two years and 310,000 were FT units consisting of one common share and one half warrant with an exercise price of $0.75 for a period of two years.

The agents were paid cash commissions of $72,096 based on 8% of the value of the units subscribed by clients. In addition, warrants to exercise 150,200 shares at $0.75 per share for a two-year period were granted to the agents involved. The warrants granted to the agents represented 10% of the units subscribed by their clients. The Agents’ compensation options and warrants were not valued using the Black-Scholes option pricing model.

A total of $1,660,704 of the fiscal 2007 private placements was by way of flow-through common share issuances.

Anglo-Canadian Uranium Corp.
Notes to Consolidated Financial Statements
For the quarter ended January 31, 2008 Q2
(Unaudited – Prepared by Management)

7. Share Capital, continued

d) Shares issued for Mineral Properties

Details of the shares issued pursuant to the terms of mineral property agreements discussed in Note 5, were as follows:

	per	Number	Total
Shares issued for mineral properties	share	of shares	Value
	$	#	$
Year ended July 31, 2007:
Joseph property, Colorado, Aug. 3, 2006	0.55	300,000	165,000
O8 property, New Mexico, Aug. 4, 2006	0.76	200,000	152,000
Princeton property, BC, Sept. 25, 2006	0.81	50,000	40,500
Princeton property, BC, Sept. 25, 2006	0.81	100,000	81,000
Eula Belle, Colorado, Oct. 20, 2006	0.65	100,000	65,000
King, Colorado, Oct. 20, 2006	0.65	100,000	65,000
Spider Rock, Colorado, Oct. 24, 2006	0.64	40,000	25,600
Wild Steer, Colorado, Nov. 1, 2006	0.84	100,000	84,000
Tomcat, Colorado, Nov. 14, 2006	0.84	60,000	50,400
Holley, New Mexico, Dec. 8, 2006	1.00	200,000	200,000
Gunslinger, Colorado, Dec.19, 2006	0.87	60,000	52,200
Joseph property, Colorado, Feb. 8, 2007	0.47	100,000	47,000
Skoonka Creek, Apr. 20, 2007	0.69	50,000	34,500
Dragon, Utah, Jun. 22, 2007	0.52	26,000	13,520

Fiscal 2007	$0.724	1,486,000	$1,075,720

Six months ended January 31, 2008
Princeton property, BC, Aug. 3, 2007	0.37	150,000	55,500
Wild Steer, Colorado, Sept. 17, 2007	0.31	100,000	31,000
Eula Belle/King Colorado, Oct.11, 2007	0.33	100,000	33,000
King, Colorado , Oct 11, 2007	0.33	100,000	33,000
Tomcat, Colorado, Nov. 6, 2007	0.32	100,000	32,000
Six months ended January 31, 2008	$0.335	550,000	$184.500

e) Stock Options

As at January 31, 2008 and July 31, 2007, the Company had one stock-based compensation plan (the “Plan"), allowing for the reservation of common shares issuable under the Plan to a maximum 20% of the number of issued and outstanding common shares of the Company. The vesting of each option grant is determined by the Board of Directors, consistent with TSX.V rules. Vesting of the options has been 25% upon TSX.V approval and 12.5% every quarter thereafter.

When an employee is terminated or resigns, the date of expiry of the options held is generally revised to expire ninety days after the final day of employment. Similarly, options granted to a consultant expire ninety days after the contract ends and final services have been rendered.

Anglo-Canadian Uranium Corp.
Notes to Consolidated Financial Statements
For the quarter ended January 31, 2008 Q2
(Unaudited – Prepared by Management)

7. Share Capital, continued

The Company is currently authorized to issue 3,900,237 stock options. Within a one-year period, the number of shares issued cannot exceed a specified percentage of issued and outstanding shares for the following optionees:

  To any one optionee, 5%;
  To any insiders group, 20%;
  To any consultant, an aggregate of 2%; and
  To any eligible person who undertakes investor relations activities, 2%.

The following is a summary of stock options transactions and the balances for the period ending January 31, 2008 and July 31, 2007:

Expiry	Exercise	Balance			Cancelled	Balance		Cancelled	Balance
Date	Price	31-Jul-06	Granted	Exercised	or Expired	31-Jul-07	Granted	or Expired	31-Jan-08
	$	#	#	#	#	#	#	#	#

Sept. 23, 2008	0.10	66,000		(66,000)	-	-		-	-
Mar. 2, 2009	0.24	60,000		-	(60,000)	-		-	-

Feb. 16, 2010	0.13	647,500		(642,500)	-	5,000		(5,000)	-
Mar. 15, 2010	0.16	50,000		(25,000)	-	25,000		-	25,000
Jul.12, 2010	0.12	237,500		(37,500)	-	200,000		(200,000)	-

Nov. 1, 2010	0.37	350,000		-	-	350,000		(100,000)	250,000
Feb. 23, 2011	0.40	435,000		(37,500)		397,500		-	397,500
Mar. 23, 2011	0.58	200,000		-	(100,000)	100,000		-	100,000
Apr. 12, 2011	0.61	160,000		-	-	160,000		-	160,000

Aug. 2, 2011	0.38	-	300,000	(30,000)	-	270,000		-	270,000
Aug. 8, 2011	0.60	-	150,000	-	-	150,000		(150,000)	-
Aug. 22, 2011	0.24	-	325,000	-	-	325,000		-	325,000
Oct. 26, 2011	0.62	-	130,000	-	(130,000)	-		-	-
Dec. 20, 2011	0.24	-	600,000	-	-	600,000		-	600,000
Feb. 12, 2012	0.51	-	400,000	-	(130,000)	270,000		-	270,000
Mar. 1, 2012	0.50	-	200,000	-	-	200,000		(200,000)	-
Jun. 20, 2012	0.54	-	580,000	-	-	580,000		-	580,000

Sept. 24, 2012	0.28	-	-	-	-	-	190,000	-	190,000

Totals		2,206,000	2,685,000	(838,500)	(420,000)	3,632,500	190,000	(655,000)	3,167,500
Weighted average exercise prices		$0.11	$0.42	$0.15	$0.47	$0.38	$0.28	$0.38	$0.39
Weighted average years to expiry – options outstanding January 31, 2008									3.71

For the period ended January 31, 2008, the Company applied the fair value method of accounting for its stock options granted and vested, and accordingly, stock-based compensation expense of $241,384 (2007 - $346,271) was recognized.

Anglo-Canadian Uranium Corp.
Notes to Consolidated Financial Statements
For the quarter ended January 31, 2008 Q2
(Unaudited – Prepared by Management)

7. Share Capital, continued

f) Share Purchase Warrants

The following is a summary of share purchase warrants transactions and the balances for the period ending January 31, 2008 and July 31, 2007:

Expiry	Exercise	Balance				Cancelled	Balance	Cancelled	Balance
Date	Price	31-Jul-06	Granted	Duplicates	Exercised	or Expired	31-Jul-07	or Expired	31-Jan-08
	$	#	#	#	#	#	#	#	#

5-Jan-07	0.30	243,333			(243,333)	-	-	-	-
7-Apr-07	0.25	100,000			(100,000)	-	-	-	-
6-Sep-06	0.15	1,007,500			(857,500)	(150,000)	-	-	-
30-Dec-07	0.50	1,375,999			(1,196,000)	-	179,999	(179,999)	-
30-Dec-07	0.50	200,000			(200,000)	-	-	-	-
15-Feb-08	0.40	1,500,000			(479,000)	-	1,021,000	-	1,021,000
15-Feb-08	0.50	35,000				-	35,000	-	35,000
29-Aug-08	0.55		499,499		-	-	499,499	-	499,499
29-Aug-08	0.55		50,000		-	-	50,000	-	50,000
12-Sep-08	0.60		700,000		(82,500)	-	617,500	-	617,500

13-Sep-08	0.55		3,000,000		(341,610)	-	2,658,390	-	2,658,390
13-Sep-08	0.55		400,000		(108,088)	-	291,912	-	291,912
12-Sep-08	0.60		80,000		(17,500)	-	62,500	-	62,500
3-Oct-08	0.60		870,100		-	-	870,100	-	870,100
5-Apr-09	0.75	tranche 1	1,447,000	(340,000)	-	-	1,107,000	-	1,107,000
5-Apr-09	0.75		150,200	-	-	-	150,200	-	150,200
25-Apr-09	0.75	tranche 2	2,407,000	(652,000)	-	-	1,755,000	-	1,755,000
25-Apr-09	0.75		163,000	-	-	-	163,000	-	163,000

		4,461,832	9,766,799	(992,000)	(3,625,531)	(150,000)	9,461,100	(179,999)	9,281,101

Weighted average exercise prices
		$0.37	$0.64	$0.75	$0.39	$0.15	$0.61	$0.50	$0.61

Certain of the numbers in the table above for the fiscal 2007 year have been modified from the presentation and disclosure in the audited financial statements for July 31, 2007 to reflect the issuance of duplicate shares, which shares were subsequently cancelled. This affected the tabulation of warrants outstanding. In addition, the table in the notes to the audited financial statements for July 31, 2007 omitted certain agents’ warrants which have been included in the table above.

Anglo-Canadian Uranium Corp.
Notes to Consolidated Financial Statements
For the quarter ended January 31, 2008 Q2
(Unaudited – Prepared by Management)

7. Share Capital, continued

g) Fair Value Determination

The fair value method of valuing stock options and warrants requires that the amount calculated using the Black-Scholes (“BS”) option-pricing model be expensed over the applicable vesting periods. It is the estimated value of the premium associated with the call option and it is measured at the grant date. The option-pricing model requires the input of highly subjective assumptions and is particularly sensitive to the expected share price volatility. Changes in the subjective input assumptions can affect the fair value estimate, and therefore the model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options. The value assigned to stock options for the six months ended January 31, 2008 and the year ended July 31, 2007 and the assumptions used are presented below.

	Options
	Six Months ended	Year ended
Weighted Average Fair Value Assumptions	January 31,	July 31,
	2008	2007
Expected share price volatility	108.50%	108.66%
Expected option life in years	5	5
Risk-free interest rate	108.50%	4.14%
Expected dividend yield	0%	0%

Value assigned to Options
Weighted average value per option	$0.3056	$0.462
Fair value as calculated, on total granted	$58,068	$1,322,383
Fair value of options vested in period	$241,384	$780,672

8. Related Party Transactions and Balances

All transactions with related parties occurred in the normal course of business and were measured at the exchange amount, which was the fair value as agreed between management and the related parties. The balances disclosed in the financial statements were unsecured, receivable or payable upon demand and arose from the provision of services, expense reimbursements or advances. All material transactions and balances with related parties are described below.

The Company owed $10,514 to an officer and director as at July 31, 2007, all of which was repaid by January 31, 2008. In the six months ended January 31, 2007, an officer / director was repaid $108,000.

For the six months ended January 31, 2008 and the comparable period in 2007, the following is a summary of related party transactions not disclosed elsewhere in these financial statements:

  Consulting fees paid to a Director were allocated to deferred Mineral Property costs based on time spent in the field directly on exploration activities. The amount capitalized in the current period was $65,306 (2007 - $43,837);
  Consulting fees of $24,000 (2007 - $7,547) were paid to an officer pursuant to the terms of a consulting agreement;
  Management fees includes $91,000 (2007 - $57,000) charged by an officer and director;
  No options or warrants were exercised by officers and directors (2007- 557,500 options for proceeds of $72,100 and 30,0000 warrants for proceeds of $4,500);
  In the six months ended January 31, 2007, a director participated in a private placement and was issued 10,000 units for proceeds of $4,500. There were no private placements in the current period.

Anglo-Canadian Uranium Corp.
Notes to Consolidated Financial Statements
For the quarter ended January 31, 2008 Q2
(Unaudited – Prepared by Management)

9. Future Income Tax Liability

The Company is required to recognize a future income tax liability (“FIT”) whenever recovery or settlement of an asset or liability would result in future income tax outflows. These differences were created mainly as a result of the renunciation of the tax deductions associated with flow-through shares. The Company renounced $ 1,474,443 in February 2007 from the issuance of flow-through shares in August and September 2006, and recorded a FIT and reduced share capital accordingly (Note 7). The total future income tax recovery was $ 505,000 for fiscal 2007 because it is considered more likely than not that the Company will recover the value associated with previously unrecognized tax pools.

As at January 31, 2008 the Company did not have a FIT liability, but the liability associated with the renunciation of $186,000 raised in the April 2007 FT financing is estimated to be $64,000 (Note 3).

10. Income Tax Losses

The Company has available approximate non-capital losses of $2,400,000 that may be carried forward to apply against future income for Canadian tax purposes. The losses expire as follows:

2008	$130,000
2009	150,000
2010	200,000
2011	170,000
2012	250,000
and in subsequent years	1,520,000

Total	$2,400,000

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

11. Supplemental Cash Flow Information

	January 31, 2008	July 31, 2007
	$	$
Supplemental cash flow information
Interest received	42,296	83,557
Interest paid	-	-
Tax benefits renounced to flow-through share subscribers	-	505,000

Non-cash operating, investing and financing activities:
Fair value of stock options exercised	-	91,036
Accounts payable for mineral property costs, end balance	10,984	255,465

Anglo-Canadian Uranium Corp.
Notes to Consolidated Financial Statements
For the quarter ended January 31, 2008 Q2
(Unaudited – Prepared by Management)

12. Segmented Disclosure

The Company has one operating segment, mineral exploration, and as at January 31, 2008, its assets were located in Canada and the USA as follows:

	January 31, 2008				July 31, 2007
	Canada	USA	total	Canada	USA	total
	$	$	$	$	$	$

Current assets	2,625,091	119,273.86	2,744,365	4,156,280	30,598.68	4,186,879
Mineral properties	2,603,466	2,287,229	4,890,697	2,284,005	1,920,675	4,204,681
Other assets	15,230	-	15,230	15,942	-	15,942
Total assets	$5,243,787	$2,406,503	$7,650,292	$6,456,227	$1,951,274	$8,407,502

Country as % of total	68.5%	31.5%	100%	76.8%	23.2%	100%

13. Contingencies and Commitments

The Company is committed to a one and a half year office lease expiring December 31, 2008. The minimum annual rent, excluding operating costs, is $35,926.

14. Subsequent Events

Joseph Property

In a news release dated March 17th, 2008 the Company announced that it had filed a Notice of Intent with the Department of Natural Resources, Colorado Division of Reclamation, Mining and Safety, to open up a plugged air vent at the Joseph uranium / vanadium project. Additional work is planned for this project.

Skoonka Creek Property

On March 20th, 2008 the Company announced that it would not be exercising its option to purchase a 100% interest in the Skoonka Creek Property and as discussed in Note 5, the deferred mineral property costs were written off.